UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

ALLY FINANCIAL INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

02005N100

(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler LLP
875 Third Avenue, 11th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(646) 414-6930

  (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 9, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	02005N100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Stephen Feinberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) (b)	Not Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	41,516,297*
	8.	Shared Voting Power:	41,516,297*

	9.	Sole Dispositive Power:	41,516,297*
	10.	Shared Dispositive Power:	41,516,297*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	41,516,297*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):	8.6%*
14.	Type of Reporting Person (See Instructions): IA, IN

* Based upon information set forth in the Prospectus of Ally Financial Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on April 11, 2014, there were 481,500,794 shares of common stock, par value $0.01 per share (the “Common Stock”) of the Company issued and outstanding as of February 28, 2014. As of the filing date of this Schedule 13D, funds and accounts affiliated with Cerberus Capital Management, L.P. (the “Cerberus Funds”) own 41,516,297 shares of the Common Stock. Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by the Cerberus Funds. As a result, as of the filing date of this Schedule 13D, Stephen Feinberg may be deemed to beneficially own 41,516,297 shares of the Common Stock, or 8.6% of the shares of the Common Stock issued and outstanding.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”), of Ally Financial Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 200 Renaissance Center, P.O. Box 200, Detroit, Michigan 48265-2000.

Item 2. Identity and Background.

The person filing this statement is Stephen Feinberg, whose business address is 875 Third Avenue, 11th Floor, New York, New York, 10022. Mr. Feinberg is the president, sole director and sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of Cerberus Capital Management, L.P. (“CCM”). CCM, through one or more funds and/or accounts managed by it and/or its affiliates (collectively, “Cerberus”), is engaged in the investment in property of all kinds, including but not limited to capital stock, depository receipts, subscriptions, warrants, bonds, notes, debentures, options and other securities and instruments of varying kind and nature.

Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The 41,516,297 shares of the Common Stock reported in this Schedule 13D were purchased with cash from the assets of funds and accounts affiliated with Cerberus Capital Management, L.P. (the “Cerberus Funds”) for an aggregate amount of $2,050,867,811.07.

Item 4. Purpose of Transaction.

The ownership of the securities set forth in this Schedule 13D is for investment purposes only. At present, neither Mr. Feinberg nor Cerberus has any plans or proposals which relate to or would result in any of the items for which disclosure is required pursuant to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Based upon information set forth in the Prospectus of the Company, filed with the Securities and Exchange Commission on April 11, 2014, there were 481,500,794 shares of the Common Stock of the Company issued and outstanding as of February 28, 2014. As of the filing date of this Schedule 13D, the Cerberus Funds own 41,516,297 shares of the Common Stock. Mr. Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by the Cerberus Funds. As a result, as of the filing date of this Schedule 13D, Mr. Feinberg may be deemed to beneficially own 41,516,297 shares of the Common Stock, or 8.6% of the shares of the Common Stock issued and outstanding.

During the period commencing sixty (60) days prior to April 9, 2014, the date of the event which required the filing of this Schedule 13D, and ending on the filing date of this Schedule 13D, there were no transactions effected in the shares of the Common Stock, or securities convertible into, exercisable for or exchangeable for the shares of the Common Stock, by Mr. Feinberg or any person or entity controlled by him, or any person or entity for which he possesses voting or investment control over the securities thereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 25, 2014, the Company, FIM Holdings LLC (“FIM”), and the United States Department of the Treasury (the “Treasury”) entered into a Stockholders Agreement (the “Stockholders Agreement”), which became effective upon the consummation of the Company’s initial public offering. FIM is one of the Cerberus Funds that holds shares of the Common Stock reported in this Schedule 13D. The Stockholders Agreement provides, among other things, that for so long as FIM and its affiliates hold at least five percent (5%) of the shares of the Common Stock, FIM will have the right to designate one nominee to the Company’s Board of Directors; provided, that FIM’s right to designate a nominee will be deemed fulfilled if Mr. Feinberg remains a member of the Company’s Board of Directors and, with his written consent, is renominated by the Company as a nominee at each subsequent election of directors. In addition, pursuant to the Stockholders Agreement, for so long as FIM and its affiliates hold any of the Common Stock, they will be entitled to appoint one non-voting observer to the Company’s Board of Directors. The Stockholders Agreement will terminate upon the earliest of (i) the date on which the Treasury ceases to hold at least 9.9% of the Common Stock, (ii) with respect to FIM, the date on which FIM and its affiliates cease to own any of the Common Stock, and (iii) the agreement of the Company, FIM and the Treasury.

In connection with the Company’s initial public offering, Mr. Feinberg entered into a Lock-Up Agreement (the “Feinberg Agreement”). Under the terms of the Feinberg Agreement, Mr. Feinberg has agreed, subject to limited exceptions, not to enter into certain transactions related to the Common Stock for a period of 180 days after the date of the final prospectus filed in connection with the initial public offering, without the prior written consent of Citigroup Global Markets Inc., the lead underwriter.

In addition, FIM and certain of its affiliates have also entered into a Lock-Up Agreement (the “FIM Agreement” and, together with the Feinberg Agreement, the “Lock-Up Agreements”). Under the terms of the FIM Agreement, FIM has agreed, with respect to forty percent (40%) of the shares of the Common Stock beneficially owned, directly or indirectly, by FIM or its affiliates (the “FIM Lock-Up Shares”), not to enter into certain transactions related to the FIM Lock-Up Shares for a period of 120 days after the date of the final prospectus filed in connection with the initial public offering, without the prior written consent of Citigroup Global Markets Inc. The terms of the FIM Agreement are subject to certain limited exceptions, including, for example, that sixty (60) days after the Treasury no longer holding any shares of the Common Stock, FIM and its affiliates may engage in certain limited transactions with respect to the FIM Lock-Up Shares.

The descriptions of the Stockholders Agreement and the Lock-Up Agreements set forth herein are qualified in their entirety by reference to the complete Stockholders Agreement, which is incorporated by reference herein as Exhibit 7.1 hereto, and the complete Lock-Up Agreements, which are filed as Exhibits 7.2 and 7.3 hereto, respectively.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Company between Mr. Feinberg or Cerberus and any other person or entity.

Item 7. Material to be Filed as Exhibits.

7.1 Form of Stockholders Agreement, among Ally Financial Inc., FIM Holdings LLC and United States Department of the Treasury (incorporated by reference from Exhibit 3.4 to the Current Report on Form 8-K filed by Ally Financial Inc. on March 14, 2014).

7.2 Lock-Up Agreement entered into by Stephen Feinberg.

7.3 Lock-Up Agreement entered into by FIM Holdings LLC and certain affiliates of FIM Holdings LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 18, 2014

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 7.2

Ally Financial Inc.

Public Offering of Common Stock

_______, 2014

Barclays Capital Inc.

Citigroup Global Markets Inc.

Goldman, Sachs & Co.

Morgan Stanley & Co. LLC

As Representatives of the several Underwriters,

c/o Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

c/o Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

c/o Goldman, Sachs & Co.

200 West Street

New York, New York 10282

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Ladies and Gentlemen:

This letter is being delivered to Barclays Capital Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. LLC in connection with the proposed underwriting agreement (the "Underwriting Agreement"), between Ally Financial Inc., a Delaware corporation (the "Company"), and each of you as representatives (the "Representatives") of a group of Underwriters named therein, relating to underwritten public offering of Common Stock, $0.01 par value (the "Common Stock") of the Company. The Common Stock sold in the offering is being sold by the United States Department of the Treasury ("Treasury").

In order to induce you and the other Underwriters to enter into the Underwriting Agreement, the undersigned agrees that, without the prior written consent of the Representatives, the undersigned will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file (or participate in the filing of) with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act of 1933, as amended (the "Act"), relating to, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, in each case, for a period of 180 days after the date of the Underwriting Agreement, other than (A) shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock disposed of as bona fide gift or gifts, (B) if the undersigned is a natural person, transfers of shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock to any beneficiary of the undersigned pursuant to a will or other testamentary document or applicable laws of descent, (C) if the undersigned is a natural person, transfers of shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock to any trust, partnership or limited liability company for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, (D) distributions of shares of Common Stock to members, limited partners or stockholders of the undersigned, and (E) transfers of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock to a corporation, partnership, limited liability company or other business entity that is a controlled or managed affiliate of the undersigned; provided that (1) in the case of any transfer or distribution pursuant to the foregoing clauses (A) through (E), each such transferee shall execute and deliver to the Representatives a lock-up letter in the form of this paragraph for the remainder of the 180-day lock-up period, (2) in the case of any transfer or distribution pursuant to the foregoing clauses (A) and (C) through (E), such transfers are not required to be reported in any public report or filing with the Commission (other than a filing on Form 5), and (3) in the case of any transfer or distribution pursuant to the foregoing clauses (A) through (E), the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers. In addition, the undersigned will be permitted to transfer shares to, or have shares withheld by, the Company to satisfy tax withholding obligations arising upon the vesting of equity awards outstanding on the date hereof or granted hereafter in accordance with the terms of the Company's compensation arrangements described in the Prospectus, provided that such retention or withholding transaction is eligible to be coded "F" or "D" in column 4 of Form 4, and to file Form 4's indicating the cash settlement of Deferred Stock Units. As used herein, the term "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

In addition, the restrictions set forth herein shall not prevent the undersigned from entering into a sales plan pursuant to Rule 10b5-1 under the Exchange Act on or after the date hereof; provided that such plan does not provide for the transfer of Common Stock during the 180-day lock-up period discussed above.

If the undersigned is an officer or director of the Company, (i) the Representatives agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Common Stock, the Representatives will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this Letter Agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

If (i) the Company issues an earnings release or material news, or a material event relating to the Company occurs, during the last 17 days of the 180-day lock-up period, or (ii) prior to the expiration of the 180-day lock-up period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, the restrictions imposed by this Letter Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the Representatives waive, in writing, such extension. The undersigned hereby acknowledges that the Company has agreed in the Underwriting Agreement to provide written notice of any event that would result in an extension of the 180- day lock-up period and agrees that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned.

The undersigned understands that the Company and the Underwriters are relying upon this Letter Agreement in proceeding toward consummation of the public offerings of the Common Stock. The undersigned further understands that this Letter Agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns.

Whether or not the public offerings actually occurs depends on a number of factors, including market conditions. Any public offering will only be made pursuant to the Underwriting Agreement, the terms of which are subject to negotiation between the Company, Treasury and the Underwriters.

If for any reason the Underwriting Agreement does not become effective, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), this Letter Agreement shall likewise be terminated.

This Letter Agreement and any claim, controversy or dispute arising under or related to this Letter Agreement shall be governed by an constructed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

[Signature Page Follows]

Yours very truly,

/s/: Stephen A. Feinberg

Name: Stephen A. Feinberg

Title: Ally Financial Inc. Director

Address: c/o Ally Financial Inc.

200 Renaissance Center

MC 482-B09-C82

Detroit, Michigan 48265

Exhibit 7.3

Ally Financial Inc.

Public Offering of Common Stock

March 27, 2014

Citigroup Global Markets Inc.

Goldman, Sachs & Co.

Morgan Stanley & Co. LLC

Barclays Capital Inc.

As Representatives of the several Underwriters,

c/o Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

c/o Goldman, Sachs & Co.

200 West Street

New York, New York 10282

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

c/o Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Ladies and Gentlemen:

This letter is being delivered to Citigroup Global Markets Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. LLC and Barclays Capital Inc. in connection with the proposed underwritten public offering of Common Stock, $0.01 par value (the "Common Stock") of Ally Financial Inc., a Delaware corporation (the "Company") as set forth in the underwriting agreement (the "Underwriting Agreement") between the Company, and each of you as representatives (the "Representatives") of a group of Underwriters named therein. The Common Stock sold in the offering is being sold by the United States Department of the Treasury ("Treasury").

The undersigned agrees that, with respect to a number shares of Common Stock equal to 40% of shares of Common Stock (the "Lock Up Shares"), directly or indirectly beneficially owned by the undersigned on the date hereof (which for the avoidance of doubt, on the date hereof, equal in the aggregate 16,606,518 shares of Common Stock), the undersigned will not, without the prior written consent of Citigroup Global Markets Inc.: (i) offer, sell, contract to sell, pledge, or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned) directly or indirectly, including the filing (or participation in the filing) with the Securities and Exchange Commission (the "Commission") of a registration statement with the Commission under the Securities Act of 1933, as amended (the "Act") in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any Lock Up Shares or any securities convertible into, or exercisable, or exchangeable for; shares of Common Stock; or publicly announce an intention to effect any such transaction, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Lock Up Shares or any securities convertible into or exercisable or exchangeable for Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Lock Up Shares or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to the registration of any Lock Up Shares or any security convertible into or exercisable or exchangeable for Common Stock, in each case, for a period of 120 days after the date of the Underwriting Agreement; provided, however, that the undersigned (A) 60 days after the date on which Treasury ceases to hold any Common Stock of the Company, may, sell, transfer or dispose of Lock Up Shares or any securities convertible into or exercisable or exchangeable for Common Stock pursuant to dribble out sales in market transactions, either pursuant to Rule 10b5-1 sales plans or in at-the-market offerings, (B) may transfer Lock Up Shares or any securities convertible into or exercisable or exchangeable for Common Stock as a bona fide gift or gifts of Lock Up Shares, (C) may distribute Lock Up Shares to members, limited partners or stockholders of the undersigned, and (D) may transfer Lock Up Shares or any securities convertible into or exercisable or exchangeable for Common Stock to a corporation, partnership, limited liability company or other business entity that is a controlled or managed affiliate of the undersigned or is under common control with the undersigned; provided that in the case of any transfer or distribution pursuant to the foregoing clauses (B) through (D), each such transferee shall execute and deliver to the Representatives a lock-up letter in the form of this Letter Agreement for the remainder of the 120-day lock-up period. For the avoidance of doubt this Letter Agreement shall not apply to any Common Stock (other than the Lock-Up Shares) directly or indirectly beneficially owned by the undersigned or its affiliates.

If (i) the Company issues an earnings release or material news, or a material event relating to the Company occurs, during the last 17 days of the 120-day lock-up period, or (ii) prior to the expiration of the 120-day lock-up period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 120-day lock-up period, the restrictions imposed by this Letter Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Citigroup Global Markets Inc. waives, in writing, such extension.

The undersigned understands that the Company and the Underwriters are relying upon this Letter Agreement in proceeding toward consummation of the public offerings of the Common Stock. The undersigned further understands that this Letter Agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns.

Whether or not the public offerings actually occurs depends on a number of factors, including market conditions. Any public offering will only be made pursuant to the Underwriting Agreement, the terms of which are subject to negotiation between the Company, Treasury and the Underwriters.

If for any reason the Underwriting Agreement does not become effective, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), this Letter Agreement shall likewise be terminated.

This Letter Agreement and any claim, controversy or dispute arising under or related to this Letter Agreement shall be governed by an constructed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.